UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                           WERNER ENTERPRISES, INC.
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                              (Name of Issuer)


                                COMMON STOCK
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                       (Title of Class of Securities)


                                 950755108
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                               (CUSIP Number)


                             December 31, 2008
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           (Date of Event Which Requires Filing of this Statement)

Check  the  appropriate  box to designate the rule  pursuant  to  which  this schedule is filed.

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  950755108                                            Page 2 of 4


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1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     CLARENCE L. WERNER

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2.   Check the Appropriate Box if a Member of a Group
        (a) [ ]
        (b) [ ]

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3.   SEC Use Only

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4.   Citizenship or Place of Organization:          UNITED STATES OF AMERICA

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Number of                     5.  Sole Voting Power           23,146,318 (1)
Shares                        ----------------------------------------------
Beneficially                  6.  Shared Voting Power              3,000
Owned by                      ----------------------------------------------
Each                          7.  Sole Dispositive Power       8,145,068
Reporting                     ----------------------------------------------
Person With                   8.  Shared Dispositive Power    15,004,250
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9.   Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                   23,149,318 (1)

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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:   [ ]

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11.  Percent of Class Represented by Amount in Row (9):            32.3% (2)

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12.  Type of Reporting Person:                                        IN

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      (1)  Includes  (i) 8,080,068 shares owned by Mr. Werner directly,  (ii)
15,001,250 shares owned by the Werner Childrens Trust II, (iii) 3,000 shares owned by Mr. Werner's spouse, and (iv) 65,000 shares underlying stock options which are exercisable within 60 days of the reporting date.
      (2)  The percentage of the Common Stock beneficially owned is based  on
71,641,267   shares,  which  includes  71,576,267  shares  of  Common   Stock
outstanding as of December 31, 2008 and 65,000 shares underlying stock options which are exercisable within 60 days of the reporting date.

CUSIP No.  950755108                                            Page 3 of 4



Item 1.
         (a)  Name of Issuer
              Werner Enterprises, Inc.
         (b)  Address of Issuer's Principal Executive Offices
              14507 Frontier Road
              Omaha, NE 68138
Item 2.
         (a)  Name of Person Filing
              Clarence L. Werner
         (b) Address of Principal Business Office or, if none, Residence 14507 Frontier Road
              Omaha, NE 68138
         (c)  Citizenship
              United States of America
         (d)  Title of Class of Securities
              Common Stock
         (e)  CUSIP Number
              950755108

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
         (c), check whether the person filing is a:

         Not Applicable

Item 4.  Ownership.

          The following sets forth certain information as of December 31, 2008, with respect to the beneficial ownership of the Common Stock by the Reporting Person.
       (a) Amount beneficially owned:                         23,149,318 (1)
       (b) Percent of class:                                       32.3% (2)
       (c) Number of shares as to which such person has:
           (i)   Sole power to vote or to direct the vote:    23,146,318 (1)
           (ii)  Shared power to vote or to direct the vote:       3,000
           (iii) Sole power to dispose or to direct the
                 disposition of:                               8,145,068
           (iv)  Shared power to dispose or to direct the
                 disposition of:                              15,004,250

      (1) Includes (i) 8,080,068 shares owned by Mr. Werner directly, (ii) 15,001,250 shares owned by the Werner Childrens Trust II, (iii) 3,000 shares owned by Mr. Werner's spouse, and (iv) 65,000 shares underlying stock options which are exercisable within 60 days of the reporting date.
      (2) The percentage of the Common Stock beneficially owned is based on 71,641,267 shares, which includes 71,576,267 shares of Common Stock outstanding as of December 31, 2008 and 65,000 shares underlying stock options which are exercisable within 60 days of the reporting date.

CUSIP No.  950755108                                            Page 4 of 4

Item 5.  Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

         Not Applicable

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 17, 2009
                                               -----------------------------
                                                            Date

                                                  /s/ Clarence L. Werner
                                               -----------------------------
                                                          Signature

                                                    Clarence L. Werner,
                                                   Chairman of the Board
                                               -----------------------------
                                                       Name and Title